# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SIONNA THERAPEUTICS, INC., CIK 0002036042
CUSIP: 829401108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 02/10/2025
Filed by CIK 0001708269
Persons authorized to receive notices and communications: Ommer Chohan, Chief Financial, Atlas Venture, 300 Technology Square, 8th Floor, Cambridge, Massachusetts (MA), 02139, (857) 201-2700

## Reporting persons
- Atlas Venture Fund XI, L.P. (CIK 0001708269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,886,293; sole dispositive power 0; shared dispositive power 2,886,293; aggregate amount beneficially owned 2,886,293 (6.5% of the class)
- Atlas Venture Associates XI, L.P. (CIK 0001780068): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,886,293; sole dispositive power 0; shared dispositive power 2,886,293; aggregate amount beneficially owned 2,886,293 (6.5% of the class)
- Atlas Venture Associates XI, LLC (CIK 0001780067): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,886,293; sole dispositive power 0; shared dispositive power 2,886,293; aggregate amount beneficially owned 2,886,293 (6.5% of the class)
- Atlas Venture Opportunity Fund II, L.P. (CIK 0001885327): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 807,727; sole dispositive power 0; shared dispositive power 807,727; aggregate amount beneficially owned 807,727 (1.8% of the class)
- Atlas Venture Associates Opportunity II, LP (CIK 0001935814): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 807,727; sole dispositive power 0; shared dispositive power 807,727; aggregate amount beneficially owned 807,727 (1.8% of the class)
- Atlas Venture Associates Opportunity II, LLC (CIK 0001935810): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 807,727; sole dispositive power 0; shared dispositive power 807,727; aggregate amount beneficially owned 807,727 (1.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SIONNA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by (i) Atlas Venture Fund XI, L.P., a Delaware limited partnership ("Atlas XI"), (ii) Atlas Venture Associates XI, L.P., a Delaware limited partnership ("AVA XI LP"), (iii) Atlas Venture Associates XI, LLC, a Delaware limited liability company ("AVA XI LLC" and together with Atlas XI and AVA XI LP, the "Fund XI Reporting Persons"), (iv) Atlas Venture Opportunity Fund II, L.P., a Delaware limited partnership ("AVOF II"), (v) Atlas Venture Associates Opportunity II, L.P., a Delaware limited partnership ("AVAO II LP") and (vi) Atlas Venture Associates Opportunity II, LLC, a Delaware limited liability company ("AVAO II LLC" and together with AVOF II and AVAO II LP, the "Opportunity Fund II Reporting Persons" and together with the Fund XI Reporting Persons, the "Reporting Persons").
Residence or business address: The address of the principal place of business of each of the Reporting Persons is c/o 300 Technology Square, 8th Floor, Cambridge, Massachusetts 02139.
Present principal occupation or employment: The principal business of each of the Reporting Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Atlas XI, AVA XI LP, AVOF II and AVAO II LP is a Delaware limited partnership. Each of AVA XI LLC and AVAO II LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 3,694,020 shares of Common Stock, consisting of (i) 2,886,293 shares of Common Stock held by Atlas XI, all of which were held prior to the Issuer's initial public offering (the "Offering") and (ii) 807,727 shares of Common Stock held by AVOF II, of which 747,727 shares were held prior to the Offering and 60,000 that were purchased in the Offering. The Offering closed on February 10, 2025. The securities held by Atlas XI and AVOF II were purchased for an aggregate purchase price of $36.5 million.

The funds used by Atlas XI and AVOF II to acquire the securities described above were obtained from capital contributions made by their respecive general and limited partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock for investment purposes. Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (including by means of Rule 10b5-1 programs);

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Bruce Booth, a member of each of AVA XI LLC and AVAO II LLC, is a member of the board of directors of the Issuer. As a director of the Issuer, Mr. Booth may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Atlas XI is the record owner of 2,886,293 shares of Common Stock. AVA XI LP is the general partner of Atlas XI and AVA XI LLC is the general partner of AVA XI LP. Each of Atlas XI, AVA XI LP and AVA XI LLC has shared voting and dispositive power over the shares held by Atlas XI. As such, each of Atlas XI, AVA XI LP and AVA XI LLC may be deemed to beneficially own the shares held by Atlas XI.

As of the date hereof, AVOF II is the record owner of 807,727 shares of Common Stock. AVAO II LP is the general partner of AVOF II and AVAO II LLC is the general partner of AVAO II LP. Each of AVOF II, AVAO II LP and AVAO II LLC has shared voting and dispositive power over the shares held by AVOF II. As such, each of AVOF II, AVAO II LP and AVAO II LLC may be deemed to beneficially own the shares held by AVOF II.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Fund XI Reporting Persons and Opportunity Fund II Reporting Persons may be deemed to beneficially own 6.5% and 1.8%, respectively, of the Issuer's outstanding Common Stock, which percentages are calculated based upon 44,108,934 outstanding shares of Common Stock of the Issuer, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission on February 7, 2025, which gives effect to the exercise in full by the underwriters for the Offering of their overallotment option.

Collectively, the Reporting Persons beneficially own an aggregate of 3,694,020 shares of Common Stock, which represents 8.4% of the Issuer's outstanding Common Stock. The Fund XI Reporting Persons and the Opportunity Fund II Reporting Persons are under common control and as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.
Transactions in the class effected during the past sixty days: Except as descried herein, none of the Reporting Persons have purchased or sold any shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Lock-up Agreements

The holders of substantially all of the Issuer's pre-IPO capital stock, including Atlas XI and AVOF II, and each of the Issuer's directors, entered into lock-up agreements (the "Lock-Up Agreements") with the representatives of the underwriters of the Issuer's IPO. Pursuant to the Lock-Up Agreements, neither of Atlas XI and AVOF II is permitted, with limited exceptions, for a period of 180 days from February 6, 2025, to dispose of or hedge any of the Issuer's securities, except with the prior written consent of Goldman Sachs & Co. LLC and TD Securities (USA) LLC.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit 99.2 to this Schedule 13D and incorporated by reference herein.

Investors' Rights Agreement

On March 4, 2024, the Issuer, Atlas XI and AVOF II and certain other parties entered into an amended and restated investors' rights agreement (the "Investors' Rights Agreement"). The Investors' Rights Agreement provides the Atlas XI and AVOF II and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of Common Stock for its own account or for the account of other holders of its securities, Atlas XI and AVOF II and certain other parties are entitled to include their shares in the registration, subject to certain limitations. The registration rights will terminate on the earlier to occur of (a) the closing of certain liquidation events, or (b) the fifth anniversary of the completion of the initial public offering.

The Investors' Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify Atlas XI and AVOF II and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and each of the Atlas XI and AVOF II is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations.

The description of the Investors' Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors' Rights Agreement filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Statement
99.2 Form of Lock-Up Agreement (Incorporated by reference to Annex II to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-284352), filed with the Securities and Exchange Commission on February 3, 2025).
99.3 Amended and Restated Investors' Rights Agreement, by and between the Issuer and certain of its stockholders, dated as of March 4, 2024 (Incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1, as amended (Registration No. 333-284352), filed with the Securities and Exchange Commission on February 3, 2025).

## Signatures
- Atlas Venture Fund XI, L.P.: /s/ Ommer Chohan, Atlas Venture Associates XI, L.P., its GP, By Atlas Venture Associates XI, LLC, its GP, By: Ommer Chohan, CFO (02/18/2025)
- Atlas Venture Associates XI, L.P.: /s/ Ommer Chohan, Atlas Venture Associates XI, LLC, its GP, By: Ommer Chohan, CFO (02/18/2025)
- Atlas Venture Associates XI, LLC: /s/ Ommer Chohan, Ommer Chohan, CFO (02/18/2025)
- Atlas Venture Opportunity Fund II, L.P.: /s/ Ommer Chohan, Atlas Venture Associates Opportunity II, L.P., its GP, By: Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (02/18/2025)
- Atlas Venture Associates Opportunity II, LP: /s/ Ommer Chohan, Atlas Venture Associates Opportunity II, LLC, its GP, By: Ommer Chohan, CFO (02/18/2025)
- Atlas Venture Associates Opportunity II, LLC: /s/ Ommer Chohan, By: Ommer Chohan, CFO (02/18/2025)